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                                                      May 20, 2005

VIA FED EX AND EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention:  Mark P. Shuman

      Re:   Concord Communications, Inc.
            Post-effective Amendment No. 4 to Registration Statement on Form S-3 File No. 333-112091 ("Registration Statement")

Ladies and Gentlemen:

      This letter is being furnished in response to comments contained in the letter dated May 10, 2005 (the "Letter") from Mark P. Shuman, Branch Chief - Legal, of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to John A. Blaeser, President and Chief Executive Officer of Concord Communications, Inc. (the "Company"). The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

COMMENT:

      Where You Can Find More Information

      1. We note that you have filed your amended Form 8-K on May 9, 2005 including the financial statements and pro forma information for Aprisma. Please incorporate this amended Form 8-K by reference into your post-effective amendment. In addition, please note that your incorporation by reference of Forms 8-K filed in 2004 is generally not permitted or required under Form S-3. Please refer to Item 12 of Form S-3 for additional guidance.

RESPONSE:

      The Company's amended Form 8-K filed on May 9, 2005 has been incorporated by reference into the Registration Statement. In addition, the Registration Statement has been revised to include incorporation by reference of only Forms 8-K filed since December 31, 2004, the end of the Company's last fiscal year, in accordance with Item 12 of Form S-3.

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COMMENT:

      Item 9A. Controls and Procedures

      2. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported on a timely basis. This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your officers to allow timely decisions regarding required disclosure. Please confirm whether your disclosure controls and procedures are effective with respect to the foregoing requirement. Please see Rule 13a-15(e) of the Exchange Act for additional guidance.
RESPONSE:

      The Company confirms that its disclosure controls and procedures are effective to ensure that information required to be disclosed by it in the reports that it files and submits under the Exchange Act is accumulated and communicated to its management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

      Please telephone me at (508) 303-4361 with any questions concerning this letter.

                                    Very truly yours,

                                    /s/ Melissa H. Cruz

                                    Melissa H. Cruz

                                    Executive Vice President, Business

                                    Services, Chief Financial Officer and

                                    Treasurer

cc:   Barbara C. Jacobs
      Daniel Lee
      Douglas A. Batt, Esq.
      Kevin M. Barry, Esq.